VIA EDGAR

June 4, 2011

Division of Corporation Finance
United States Securities and Exchange Commission

Attn: Max A. Webb J. Nolan McWilliams
100 F Street N.E.
Washington, D.C. 20549

Re:	Entest Biomedical, Inc. Request for Withdrawal of Registration Statement on Form S-1 and Amendment No. 1 to form S-1 File No. 333-180633

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Entest Biomedical,  Inc.  (the “Registrant”) hereby respectfully requests the withdrawal of the above-referenced Registration Statement on Form S-1 (File No. 333-176558), filed with the Securities and Exchange Commission (the “Commission”) on April 9, 2012, together with all exhibits thereto and the Amendment No.1 to Form S-1 filed with the Commission on May 18, 2012 together with all exhibits thereto  (collectively the “Registration Statement”). The Registration Statement has not been declared effective, and no shares of the Registrant’s common stock have been sold under the Registration Statement.

The Registrant is submitting this request for withdrawal  because  on June 1, 2012 the Registrant has terminated that Equity Purchase Agreement by and between the Registrant and  Southridge Partners II, LP executed on February 27, 2012.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement.  However, the Registrant requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions regarding the foregoing, please do not hesitate to contact David R. Koos, CEO of  the  Registrant, at 619-702-1404, info@entestbio.com, or 619.330.2328.

Very truly yours,

ENTEST BIOMEDICAL, INC.

By:	/s/ David R. Koos
David R. Koos,
Chief Executive Officer